Exhibit 21.1
SUBSIDIARIES OF NANOSTRING TECHNOLOGIES, INC.

Name of Subsidiary	State or other Jurisdiction of Incorporation
NanoString Technologies Europe Limited	United Kingdom
NanoString Technologies SAS	France
NanoString Technologies International, Inc.	Delaware
NanoString Technologies Germany GmbH	Germany
NanoString Technologies Asia Pacific Limited	Hong Kong
NanoString Technologies Singapore Pte Limited	Singapore
NanoString Technologies (Bejing) Co. Ltd.	China
NanoString Technologies Spain, S.L.	Spain